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Exhibit 99.1


                                                             Contact: Brock Hill
                                                                  (626) 535-1932

FOR IMMEDIATE RELEASE
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                COAST LITIGATION TRUST ANNOUNCES PARTICIPATION
                IN COURT ORDERED ALTERNATIVE DISPUTE RESOLUTION

       PASADENA, Calif., July 29, 1998 - The Coast Federal Litigation Contingent Payment Rights Trust (NASDAQ:CCPRZ) reported today that, in response to the government's request, the Trust has instructed counsel for the plaintiff in Coast Federal Bank, Federal Savings Bank v. The United States (Civil Action No. 92-466C in the United States Court of Federal Claims) to participate in the alternative dispute resolution process (the "ADR Process") established by Court of Federal Claims Chief Judge Loren A. Smith in his order dated March 3, 1998 with respect to all Winstar related cases against the United States government. Pursuant to the order, dated July 7, 1998, of Judge Lawrence S. Margolis, the Claims Court judge appointed to implement the ADR Process, the plaintiffs in the Coast case and two other Winstar related cases are to submit statements of their claims for damages for consideration by the government and the Claims Court, the government's responses are to be submitted to the respective plaintiffs and the Claims Court, and the respective parties are then required to meet with the Claims Court on October 8, 1998 to discuss whether any possibility of settling the respective lawsuits exists. While the Trust anticipates a good faith settlement effort by all parties, in light of the magnitude of the damages in Coast's case and the complexities of the issues involved, the Trust believes that reaching a settlement of the Coast litigation would be difficult.

       The Trust anticipates that future filings in connection with the ADR Process, including the statements setting forth the plaintiffs' preliminary claims for damages in their respective cases, will be filed with the Court of Federal Claims under the seal of the Court and will therefore not be publicly available.

       The Trust, established as part of the transaction pursuant to which Coast Savings Financial, Inc., merged with and into H.F. Ahmanson & Co., holds Ahmanson's commitment to pay the Trust the net after-tax proceeds, if any, received by Coast Federal, or its successor, in the litigation. Certificates representing undivided interests in the assets of the Trust, and therefore interests in Ahmanson's commitment, were publicly issued by the Trust to the holders of Coast Savings' common stock immediately prior to the effectiveness of Coast Savings' merger with Ahmanson on February 13, 1998, which certificates trade on The NASDAQ National Market under the symbol CCPRZ.##